FOR IMMEDIATE RELEASE

Contacts:
Peter Cauley	Suzanne Wintrob
Chief Financial Officer	Corporate Communications
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 271	905-415-0310 ext. 173
pcauley@datamirror.com	swintrob@datamirror.com

DataMirror Integration Suite processes more than two billion transactions per hour on IBM benchmarking test

Powerful real-time mirroring delivers scalability and lower total cost of ownership

TORONTO & SANTA CLARA, Calif. - (January 3, 2006) - DataMirror Corporation (TSX:DMC), a leading provider of real-time data integration and protection solutions, today announced that DataMirror Integration Suite achieved more than two billion transactions per hour on IBM’s eServer i5 systems, delivering significantly higher throughput than any other replication solution.

The unprecedented benchmarked throughput was achieved at the IBM Benchmarking Center in Rochester, Minnesota. DataMirror’s performance proves to customers that their technology infrastructure will be able to scale to the largest data volumes. High throughput performance lowers their total cost of ownership and positions them with a solution that will scale as their business needs grow.

“DataMirror Integration Suite’s ability to handle more than two billion transactions per hour is unparalleled in the data replication industry,” said Nigel Stokes, CEO, DataMirror Corp. “In a 24/7 world where low latency is absolutely critical, having real-time replication at such high speeds gives our customers the confidence that they are investing in a solution that is scalable, no matter what their transactional load is now or into the future.”

In the benchmarking test, DataMirror Integration Suite achieved 2.06 billion transactions per hour and replicated nearly one trillion bytes of real customer data per hour on IBM’s 32-processor eServer i5 595 server. Testing was conducted in October 2005.

"This DataMirror benchmark delivered outstanding results which demonstrates the scalability and performance of the iSeries system along with DataMirror's integration offering," said Dan Frissora, IBM Benchmarking Center.

Integration Suite: integrate, audit and protect

Integration Suite is DataMirror’s core technology platform that provides data integration, data auditing and data protection functions that support business operations. DataMirror’s real-time data integration solutions update business information as changes happen to ensure the most reliable and current information is always available. Its real-time auditing solutions monitor changes in business information for regulatory compliance and risk management. Integration Suite’s real-time protection solutions maintain business operations in the event of planned and unplanned downtime. Products include DataMirror Transformation Server, iCluster, LiveAudit, iReflect and PointBase.

To help organizations succeed in real-time, Integration Suite uses industry-leading log-based Change Data Capture (CDC) technology to capture changed data from existing database recovery logs, avoiding the overheads and risks associated with trigger based and table-scan solutions. With DataMirror’s CDC solution, data changes are captured in the source system as they happen and transmitted immediately to the target system, keeping distributed information up-to-date and in sync.

For more information on Integration Suite, visit www.datamirror.com/products/integrationsuite.

About DataMirror

DataMirror (TSX: DMC), a leading provider of real-time data integration, protection and Java database solutions, improves the integrity and reliability of information across all of the systems that create and store data. DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise. DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

More than 2,000 companies have gained tangible competitive advantage from DataMirror software. DataMirror is headquartered in Markham, Canada, and has offices around the globe. For more information, visit www.datamirror.com.

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"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2006 DataMirror Corporation. DataMirror, Transformation Server, iCluster, LiveAudit, iReflect, PointBase Embedded and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.